Algonquin Comments on Starboard Value Director Nominations
OAKVILLE, ON – March 22, 2024 - Algonquin Power & Utilities Corp. ("Algonquin" or the “Company”) (TSX: AQN) (NYSE: AQN) today issued the following statement regarding the director nominations submitted by Starboard Value LP (together with its affiliates, “Starboard”) to stand for election to the Algonquin Board of Directors at the Company’s 2024 Annual General Meeting of Shareholders (the “Annual Meeting”):
Algonquin maintains open communications with its shareholders and appreciates constructive input that advances its goal of enhancing shareholder value. The Company is making important progress executing on its key initiatives, including pursuing a sale of its renewable energy business, continuing its search process for a permanent CEO and repositioning the Company towards a more efficient operating profile and a simplified strategy for the future.
The Corporate Governance Committee of Algonquin’s Board will review the proposed nominees in accordance with the Company’s guidelines. The Board will present its formal recommendation with respect to the election of directors in the Company’s management information circular, to be filed with Canadian securities regulatory authorities and the Securities and Exchange Commission and delivered to shareholders eligible to vote at the 2024 Annual Meeting of Shareholders.
Algonquin shareholders are not required to take any action at this time.
J.P. Morgan is serving as financial advisor to Algonquin and Blake, Cassels & Graydon LLP and Weil, Gotshal & Manges LLP are serving as legal counsel.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this press release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, the Company’s pursuit of a sale of its renewable energy business and the review of proposed Board nominees. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a sale or other separation transaction regarding the Company’s renewable energy business will occur, or that any of the intended benefits and aims of any such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of presenting information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in the Company’s Annual Information Form and Annual Management Discussion & Analysis for the year ended December 31, 2023, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (603) 260-4410

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500